Grand hotel Union,d.d.
Miklošičeva 1
LJUBLJANA

Miklošičeva 1 1000 Ljubljana Slovenija tel: +386 (0)1 308 12 70 faks: +386 (0)1 308 10 15 e-mail: otel.union@gh-union.si http://www.gh-union.si

LETNO POROČILO DRUŽBE IN SKUPINE

GRAND HOTEL UNION ZA LETO 2006

Kazalo

SPLOŠNI PODATKI

Splošni podatki o delniški družbi

Naziv družbe: GRAND HOTEL UNION,d.d.

Naslov: Miklošičeva 1, 1000 LJUBLJANA, Slovenija

Ustanovljeno leta: 1905
11.11.1997 – kot delniška družba

Dejavnost: Hoteli in gostinstvo

Šifra dejavnosti(SKD): H.55.10

Matična številka: 5001153

Davčna številka : 79834264

Velikost družbe po ZGD: Srednja

Poslovno leto: Koledarsko

Direktor: Bogdan Lipovšek

Organi družbe: Uprava – Glavni direktor
Nadzorni svet
Skupščina

Predsednica nadzornega sveta: mag. Olga Jakhel Dergan

Registracija: Družba je bila dne 11.11.1997 vpisana v sodni register pri Okrožnem sodišču v Ljubljani, , številka registrskega vložka 1/ 03932 /00, SRG 97/00812

Osnovni kapital: 1,814.613.000,00 SIT (7,572.245,87 EUR)

Število zaposlenih: konec leta 2006: 199, iz ur : 195,4

Lastniki podjetja z 20 ali več odstotnim lastniškim deležem: AC Kapital, d.o.o

Odvisno podjetje: Hotel Lev,d.d. (77,308 % delež)

Obvladujoča družba: AC Kapital, d.o.o. (Skupina Grand hotel Union se vključuje v konsolidirane izkaze družbe ACH, d.d.)

GRAND HOTEL UNION,d.d. V LETU 2006

H. UNION EXECUTIVE	H. UNION BUSINESS	H. UNION GARNI	Gostinstvo
- 172 sob - 6 apartmajev - 16 garsonjer Saloni: - Srebrni salon - Modri salon - Banketna dvorana - Rdeči salon Lokali: - Naf Naf - Zlatarstvo Loboda - Frizerski salon - Ljubljanček - Max & co.	- 127 sob - 6 apartmajev - Bazen - Solarij - Sauna - Fitnes studio - Garaža Saloni: - Zlati salon - Zeleni salon - Orhideja - Vrtnica - Lotos - Iris Lokali: - Studio Mode - Rent a car Budget	- 74 sob Saloni: - Soča - Drava - Sava Odprodani so bili prostori, ki jih je zasedala Igralnica Casino	- Kavarna in Bistro - Smrekarjev hram - Zajtrkovalnica - Aperitiv bar - Kletna restavracija - Frankys bar **DVORANA Union** - kongresna dvorana - steklena dvorana - bela dvorana - vrtna dvorana - zahodni slon

MESTNI TRG 2 in 3
v najem se oddajajo prostori:
Mestni občini Ljubljana
Vinoteka Movia
Restavracija Rotovž

V lasti Grand hotela Union,d.d. sta tudi dve počitniški enoti v naselju Gajac (Novalja) in ena počitniška enota v Termah Čatež.

POMEMBNEJŠI PODATKI O POSLOVANJU GRAND HOTELA UNION,d.d. V LETU 2006

Postavka	**GH UNION,d.d. – 2006 v 000 SIT**	**GH UNION,d.d. – 2006 v EUR**
Prihodki	3.579.671	14,937.702
Dobiček	676.819	2,824.315
Osnovni kapital	1.814.613	7,572.245
Sredstva	8.842.032	36,897.146
Kapital	7.141.321	29,800.204
Donos na kapital v %	10,2	10,2
Knjigovodska vrednost delnice (brez lastnih delnic)	3.981	16,62
Čisti dobiček na delnico (brez lastnih delnic)	377,3	1,58

Postavka	GH UNION **2006** v 000 SIT	GH UNION – **2005** v 000 SIT	GH UNION – **2004** v 000 SIT
Prihodki	3.579.671	3,039.488	3,149.442
Dobiček	676.819	328.924	349.911
Osnovni kapital	1.814.613	1,814.613	1,814.613
Sredstva	8.842.032	8,659.849	8,965.363
Kapital	7.141.321	6,763.911	6,712.923
Donos na kapital v %	10,2	5,0	5,5
Knjigovodska vrednost delnice (brez lastnih d)	3.981	3.773	3.746
Čisti dobiček na delnico (brez lastnih delnic)	377,3	183,47	195,25

RAZVOJNI KAZALNIKI GRAND HOTELA UNION,d.d.

1. **Število zaposlenih**


Število zaposlenih v Grand hotelu Union med leti 2002 in 2006
200
190
180
170
160
število zaposlenih

3. Gibanje sredstev


Gibanje sredstev med leti 2002 in 2006
9.000.000
8.900.000
8.800.000
8.700.000
8.600.000
8.500.000
8.400.000
8.300.000
v 000 SIT
2002
2003
2004
2005
2006
leto

4. Gibanje kapitala


Kapital Grand hotela Union
7.200.000
7.100.000
7.000.000
6.900.000
6.800.000
6.700.000
6.600.000
6.500.000
6.400.000
6.300.000
v 000 SIT
2002
2003
2004
2005
2006
leto

5. Gibanje prihodkov od prodaje



Prihodki od prodaje v letih 2002 do 2006
v 000 SIT
3.500.000
3.000.000
2.500.000
2.000.000
1.500.000
1.000.000
500.000
-
2002
2003
2004
2005
2006
leto

<u>Kronologija dogodkov v letu 2006</u>

- februar:
  - 38. seja nadzornega sveta,
  - tradicionalna 81. slanikova pojedina
  - priprava letnega poročila družbe

- marec
  - revizija poslovanja družbe za leto 2005
  - 15. korespondenčna seja nadzornega sveta
  - nakup 66.935 delnic Hotela Lev,d.d.

- maj - 39. seja nadzornega sveta

- 15.6.2006 - 14. skupščina delničarjev, na kateri je bil sprejet sklep, da se izplača bruto dividenda v višini 167 SIT , dodelijo nagrade vodilnim delavcem in nadzornemu svetu ter podeli razrešnica upravi in nadzornemu svetu za delo v letu 2005;

- julij – podpis pogodbe za odprodajo prostorov, ki jih je v Hotelu Union Garni zasedala Igralnica Casino ;

- september – 40. seja nadzornega sveta.

- december - 15. seja skupščine delniške družbe
  41. seja nadzornega sveta

Pomembni poslovni dogodki po letu 2006

Pomembnih poslovnih dogodkov, ki so se zgodili po obračunskem obdobju in še niso izkazani v prikazanih podatkih, ni bilo.

Datum odobritve računovodskih izkazov (SRS 24.17): 9. marec 2007.

POROČILO UPRAVE

Spoštovani delničarji in poslovni partnerji!

Grand hotel Union,d.d., je tudi poslovno leto 2006 zaključil z dobrimi poslovnimi rezultati. V močno povečani konkurenci na ljubljanskem hotelirskem trgu, je ustvaril 3,2 milijardi SIT čistih prihodkov od prodaje, realiziral 919 tolarjev celotnega poslovnega izida in dosegel 677 milijonov SIT čistega dobička. Rast čistega dobička je v primerjavi z letom 2005 podvojena, vendar čisti dobiček ni bil v celoti ustvarjen iz rednega poslovanja, saj smo v letu 2006 odprodali del prostorov, ki jih v hotelu Union Garni zaseda Igralnica Casino in so bili iz tega naslova doseženi izredni prihodki.

Z doseženimi rezultat je bil v celoti presežen plan, ki smo si ga zastavili za leto 2006.

Poslovni izid skupine, ki jo sestavljata Grand hotela Union,d.d. in odvisna družba Hotel Lev,d.d. je bil bistveno boljši kot v letu 2005. Družba, ki je v letu 2004 odkupila 58% deleža v Hotelu Lev,d.d., je v letih 2005 in 2006 pridobila še 19,3 % delnic te družbe, tako da je bila konec leta 2006 lastnica 77,3 % družbe Hotel Lev,d.d.

Tudi v letu 2006 smo v Grand hotelu Union posvečali veliko pozornost izboljšanju ponudbe v gostinstvu, kar se je odrazilo tudi na poslovnem rezultatu te enote, ki je zabeležila dobre poslovne rezultate. Boljše rezultate kot v letu 2005 sta dosegla tudi hotela Union Business in Union Executive, rezultat hotela Garni pa je bil le nekoliko slabši kot v letu 2005.

Po vstopu Slovenije v Evropsko unijo se število turističnih nočitev v ljubljanskih hotelih povečuje, kar se je odrazilo tudi na rezultatih naših hotelov.

Na področju kongresnega turizma s svojo dvorano na tem tržišču konkuriramo z drugimi kongresnimi dvoranami v Evropi in smo pri tem, zaradi posebnosti te secesijske dvorane, dokaj uspešni.

Za leto 2007 sicer ni napovedanih večjih kongresnih dogodkov, vendar si bomo prizadevali, da bomo z manjšimi dogodki in kvalitetno ponudbo dosegli vse zastavljene cilje.

Ob tem bomo še naprej ohranjali in izboljševali tudi pogoje dela za delavce, ki so najvažnejši dejavnik pri vplivu na prijetno počutje in zadovoljstvo naših gostov.

Direktor:

Bogdan Lipovšek

Grand hotel Union,d.d.
Miklošičeva 1
LJUBLJANA

Nadzorni svet

POROČILO NADZORNEGA SVETA O DELOVANJU TER SPREMLJANJU POSLOVANJA DRUŽBE V LETU 2006

ki ga je sprejel nadzorni svet družbe na svoji 44.seji, dne 19.4.2007.

1. DELOVANJE NADZORNEGA SVETA IN SPREMLJANJE POSLOVANJA DRUŽBE

Poslovanje družbe Grand hotel Union,d.d., ki je del Skupine ACH,d.d., in je krovna družba Skupine Grand hotel Union, je v letu 2006 nadziral nadzorni svet v okviru pooblastil in pristojnost ter v skladu s svojo obveznostjo po 282 členu ZGD-1 in statutom družbe.

Člani nadzornega sveta so se redno sestajali in tekoče obravnavali in nadzirali vodenje ter poslovanje družbe v letu 2006. Nadzorni svet se je v letu 2006 sestal na štirih rednih sejah in opravil dve korespondenčni seji.

V letu 2006 je nadzorni svet deloval v naslednji sestavi:
- mag. Olga Jakhel Dergan,
- ga. Vera Mihatovič,
- g. Milan Jagrič ,
- mag. Simona Čarman Poberaj,
- ga. Tjaša Gorjup
- in g. Otmar Škerbinc.

Na svojih sejah je nadzorni svet redno obravnaval naslednja področja delovanja družbe: tekoče poslovne rezultate,in razvojne usmeritve družbe, premoženjsko stanje družbe, tekoče investicijske dejavnosti, delo uprave ter izvrševanje sprejetih sklepov nadzornega sveta.

Na februarski seji nadzornega sveta so bili obravnavani nerevidirani rezultati poslovanja družbe za leto 2005 ter obravnavan plan poslovanja za leto 2006.

Na korespondenčni seji v mesecu marcu so člani sklepali o razporeditvi čistega dobička leta 2005 ter predlogu za odprodajo dela prostorov, ki jih v hotelu Garni zaseda Igralnica Casino.

Revidirano letno poročilo 2005 so člani nadzornega sveta obravnavali in potrdili na majski seji. Na tej seji so tudi dali pozitivno mnenje na revizorjevo poročilo in predlagali skupščini, da se za uspešno delo podeli razrešnica direktorju družbe in nadzornemu svetu, ter da se

delničarjem izplačajo dividende (167 SIT bruto na delnico), upravi in nadzornemu svetu pa nagrado. Sprejeli so predlagani dnevni red skupščine in predlagali revizijsko hišo za revidiranje poslovanja družbe v letu 2006. Na tej seji so obravnavali tudi trimesečno poročilo družbe.

Na septembrski seji je nadzorni svet obravnaval polletno poročilo, poslovanje družbe v 8 mesecih leta 2006 , predlog strateškega plana 2007-2011 ter predlog za sklic 15. seje skupščine delniške družbe.

Na korespondenčni seji v mesecu novembru 2006 so sprejeli predlog dnevnega reda 15. skupščine delniške družbe.

Na zadnji seji v mesecu decembru je nadzorni svet obravnaval poslovanje družbe v devetih mesecih 2006, oceno poslovanja za leto 2006 ter predlog plana za leto 2007.

Povzetke sej je družba v skladu z zakonskimi določbami in Pravili Ljubljanske borze vrednostnih papirjev objavljala v borznem informacijskem sistemu.

2. PREGLED IN POTRDITEV LETNEGA POROČILA TER STALIŠČE DO REVIZIJSKEGA POROČILA

Obravnava Letnega poročila družbe Grand hotela Union,d.d. in Skupine Grand hotel Union s poročilom revizijske družbe Auditor,d.o.o., Ptuj in predlogom uprave za delitev bilančnega dobička je potekala na 44. seji nadzornega sveta dne 19.4. 2007.

Pri preveritvi predloženih letnih poročil za leto 2006 je nadzorni svet upošteval naslednje dejavnike:

- družba Grand hotel Union je leto 2006 zaključila uspešno, saj je presegla vse planirane rezultate;
- revizijska hiša Auditor,d.o.o. je dne 5.4.2007 izdala pozitivno mnenje k nekonsolidiranemu in h konsolidiranemu letnemu poročilu za leto 2006. Nadzorni svet na poročili revizorja ni imel pripomb;
- nadzorni svet je redno spremljal poslovanje družbe na osnovi primerjave planiranih in realiziranih kazalcev poslovanja (donosa kapitala, kapitalskega multiplikatorja, donosa sredstev, produktivnosti sredstev, profitne stopnje) ter tekoče obravnaval njeno poslovno uspešnost. Uprava je nadzornemu svetu posredovala vse informacije, ki jih je potreboval pri izvajanju svojih nadzornih aktivnosti.

Na podlagi opisanih dejavnikov ter podrobne preveritve letnega poročila, ki ga je predložila uprava družbe Grand hotel Union,d.d., je nadzorni svet ugotovil:

- da je letno poročilo sestavljeno jasno in pregledno,
- da letno poročilo izkazuje resničen prikaz premoženja, sredstev, obveznosti in poslovnega izida družbe Grand hotel Union,d.d. in Skupine Grand hotel Union.

zato **na letno poročilo za leto 2006 ni imel pripomb in ga je soglasno potrdil**.

Upravi je tudi izrekel priznanje za uspešno delo v letu 2006.

3. PREDLOG UPORABE BILANČNEGA DOBIČKA

Nadzorni svet je preveril predlog glavnega direktorja za uporabo bilančnega dobička na dan 31.12.2006 in predlagal skupščini, da sprejme naslednji sklep o uporabi bilančnega dobička:

Bilančni dobiček na dan 31.12.2006 v znesku 1,365.335.570,03 SIT se uporabi:

- za izplačilo dividend v višini 299,576.123,00 (167 SIT oz. 0,70 € bruto na delnico),
- za prerazporeditev v rezerve 150,000.000,00 SIT
- ostanek dobička v višini 915,759.447,03 SIT ostane nerazporejen.

Nadzorni svet predlaga skupščini, da se v breme stroškov družbe izplačajo nagrade nadzornemu svetu v višini 2 % in nagrado upravi v višini 3 % izplačanega dobička leta 2006 (bruto).

Nagrade se izplačajo v juliju 2007, dividende pa v času od 1. do 15. septembra 2007.

Nadzorni svet predlaga skupščini, da letno poročilo sprejme in podeli razrešnico glavnemu direktorju in nadzornemu svetu družbe Grand hotel Union, d.d..

Poročilo je nadzorni svet izdelal v skladu z določbami 282. člena Zakona o gospodarskih družbah in je namenjeno skupščini delničarjev Grand hotela Union,d.d..

Predsednica nadzornega sveta:
mag. Olga Jakhel Dergan

UPRAVLJANJE DRUŽBE

Organi delniške družbe v letu 2006

Nadzorni svet

1. mag. Olga Jakhel Dergan - predsednica
2. mag. Simona Čarman Poberaj - namestnica predsednice
3. Vera Mihatovič - članica
4. Milan Jagrič - član
5. Tjaša Gorjup - članica
6. Otmar Škerbinc - član

Uprava družbe

Bogdan Lipovšek - glavni direktor

Skupščina

Skupščino sestavljajo vsi delničarji. Sklicuje jo uprava najmanj enkrat letno, praviloma v mesecu juniju. Skupščina na predlog uprave in nadzornega sveta odloča o uporabi bilančnega dobička, o višini dividende ter načinu in rokih izplačila dividend, o podelitvi razrešnice upravi in nadzornemu svetu za preteklo leto ter o imenovanju revizorja za tekoče leto. Sklic skupščine družba javno objavlja.

Svet delavcev

Družba ima svet delavcev, ki v skladu s svojim poslovnikom sodeluje z upravo družbe. Svet delavcev imenuje dva svoja predstavnika v nadzorni svet družbe.

Obveščanje delničarjev

Delničarje in zaposlene ter zainteresirano javnost družba obvešča z javnimi objavami na borznem informacijskem sistemu SEOnet , na svoji spletni strani in po potrebi v časopisu Delo. Delavce družbe se obvešča tudi na oglasnih deskah družbe.

Revizija

Skupščina je dne 15.6.2006 za revizorja za leto 2006 imenovala revizijsko družbo Auditor iz Ptuja.

POSLOVNO POROČILO

Poslanstvo in strateški cilji

Grand hotela Union,d.d., je tudi v letu 2006 zasledoval temeljni cilj, ki si ga je zadal v svojih strateških planih - da postane družba ena od glavnih ponudnikov kongresnih in banketnih storitev v srednji in južni Evropi .

V letu 2006 je odkupil 5,5 % delnic Hotela Lev,d.d., tako da ima sedaj v lasti 77,3 % te družbe.

Naš cilj je upravljati s približno polovico sob na hotelskem trgu v Ljubljani – v letu 2006 je ta delež znašal (skupaj s hotelom Lev) 33,7 %.

Z večjim obsegom kapacitet bomo gostom lahko ponudili kompleksnejšo ponudbo storitev, združevanje pa naj bi prineslo sinergijske učinke, ki bodo zmanjšali stroške poslovanja in pomenili racionalnejšo organizacijo poslovanja.

Za letu 2007 planiramo, da bomo dosegli 3 milijarde SIT (12,5 milijonov eurov) prihodkov iz poslovanja in 372 milijonov SIT (1,55 milijonov eurov) čistega dobička.

1.2. Lastniška struktura družbe

	31.12.2006		31.12.2005	
Lastnik	Število delnic	% lastništva	Število delnic	% lastništva
AC Kapital,d.o.o, Ljubljana	1,351.729	74,49	1.351.167	74,46
Kapitalska družba,d.d., Ljubljana	336.421	18,54	336.421	18,54
Grand hotel Union (lastne)	20.744	1,15	21.740	1,20
Gregorič Fedor	2.386	0,13	2.386	0,13
Habjan Vital	2.271	0,13	0	0
Valentič Bojan	2.055	0,11	2.055	0,11
Stojanovski Dame	1.701	0,10	1.701	0,10
Lipovšek Bogdan	1.233	0,07	921	0,05
Zalar Emil	1.150	0,06	1.150	0,06
UL BF, Ljubljana	1.000	0,06	1.000	0,06
Ostale pravne osebe	3.041	0,17	3.471	0,19
Ostale fizične osebe	90.448	4,99	92.601	5,11
SKUPAJ	1.814.613	100,00	1.814.613	100,00


Lastništvo Grand hotela Union 31.12.2006
OSTALE PRAVNE OSEBE 0,2%
FIZIČNE OSEBE 5,6%
LASTNE DELNICE 1,1%
KAPITALSKA DRUŽBA 18,5%
AC KAPITAL 74,5%

Osnovni kapital Grand hotela Union,d.d., je razdeljen na 1,814.613 navadnih imenskih delnic, s katerimi se trguje na odprtem trgu Ljubljanske borze (oznaka GHUG). Nominalna vrednost delnice je 1.000 SIT.

Na dan 31.12.2006 je bilo v delniški knjigi Grand hotela Union,d.d., vpisanih 801 delničarjev, kar je za 7 manj kot na isti dan preteklega leta..

Glavni direktor Bogdan Lipovšek je imel dne 31.12.2006 v lasti 1.233 delnic Grand hotela Union,d.d., člani nadzornega sveta pa delnic niso imeli.

Delniška družba je v letu 2006 odtujila 996 lastnih delnic – za izplačilo udeležbe na dobičku članu uprave in vodilnim delavcem družbe (po sklepu skupščine).

Ob koncu leta 2006 je imela družba Grand hotel Union,d.d. skupaj 20.744 lastnih delnic, katerih skupna vrednost je 33.375 tisoč SIT. Za celotno količino lastnih delnic so v družbi oblikovane rezerve.

Delničarjem namenjamo naslednje podatke:

	31.12.2006
Tržna kapitalizacija v 000 SIT (tržna cena delnice x št. delnic)	4,705.291
Knjigovodska vrednost delnice v SIT (celotni kapital/vse delnice – lastne delnice)	3.981
Tržna cena delnice GHUG na OTC Ljubljanske borze v SIT(31.12.2006)	2.593
Čisti dobiček iz rednega delovanja na delnico v SIT (brez lastnih delnic	320
Čisti dobiček na delnico v SIT(brez lastnih delnic)	377
Denarni tok na delnico v SIT (brez lastnih delnic)	592
Multiplikator dobička (tržna cena / čisti dobiček na delnico)	6,9
Multiplikator denarnega toka (tržna cena/ denarni tok na delnico)	4,4

Družba Grand hotel Union,d.d. je zajeta v konsolidiranem letnem poročilu, ki ga za družbe v skupini sestavlja obvladujoča družba ACH, d.d., Baragova 5, Ljubljana, kjer lahko delničarji pridobijo konsolidirano letno poročilo.

ANALIZA POSLOVANJA

Turistični promet

V letu 2006 je bilo v Grand hotelu Union,d.d., doseženih 115.602 nočitev, kar je za 15,7 % več kot v letu 2005. V hotelu Union Business je bilo doseženih 34.702 nočitev, v hotelu Union Executive 58.371 nočitev , v hotelu Union Garni, pa 22.529 nočitev.

Zabeleženih je bilo 1.755 nočitev domačih gostov (35% manj kot leto prej) in 113.847 nočitev tujih gostov (17 % več kot v letu 2005).

Razmerje med številom domačih in tujih gostov je znašalo 1,5 % : 98,5 % (leto prej pa 2,7% : 97,3%).

Gibanje števila nočitev po mesecih je razvidno iz naslednjega grafikona:



Gibanje števila nočitev v letih 2006 in 2005, po mesecih
14.000
12.000
10.000
8.000
6.000
4.000
2.000
-
št. nočitev
januar
februar
marec
april
maj
junij
julij
avgust
september
oktober
november
december
mesec
I - XII 2006
I - XII 2005

Iz naslednje preglednice je razvidno število nočitev po gostov po državah, s katerimi je bilo ustvarjenega največ turističnega prometa (podatki so za hotela Union Business in Executive):

Država	LETO 2006	LETO 2005	INDEKS 06/05
ZDA	10.529	8.238	127,8
NEMČIJA	8.433	8.106	104,0
VELIKA BRITANIJA	11.523	8.145	141,5
ITALIJA	6.628	6.103	108,6
AVSTRIJA	5.089	4.382	116,1
AVSTRALIJA	1.789	2.032	88,1
FRANCIJA	4.869	4.934	98,7
HRVATSKA	2.463	1.937	128,0
SLOVENIJA	2.080	2.080	116,9
ŠVEDSKA	1.346	1.384	97,3
NIZOZEMSKA	2.053	1.935	106,1
ŠPANIJA	2.537	2.461	103,1
ŠVICA	1.647	2.037	80,9

Ljubljana je v letu 2006 razpolagala z naslednjim številom sob v večjih hotelih:

DELEŽI SOB

2005	GH UNION	LEV	SLON	GARNI	CITY	M HOTEL	PARK	BIT	MONS	DOMINA	SKUPAJ
št.sob	327	173	171	74	128	154	155	37	217	114	**1.703**
pot.trž.del	19,2%	10,2%	10,0%	4,3%	7,5%	9,0%	9,1%	2,2%	12,7%	6,7%	**100,0%**

V skupnem številu sob so zajeti tudi hoteli Celica, Emonec, Ljubljana Resort in Mrak (skupaj 153 sob oz. 9,1%).

V naslednji tabeli je prikazana primerjava deleža nočitev Grand hotela Union,d.d., in deležev ostalih hotelov v Ljubljani v letu 2006:



Tržni deleži Ljubljanskih hotelov (nočitve 2006)
OSTALI 14,1%
GHU 17,3%
MONS 6,4%
LEV 9,6%
DOMINA 11,3%
BIT 3,2%
PARK 9,4%
M HOTEL 9,2%
CITY 7,1%
GARNI 4,2%
SLON 8,2%

<u>Prihodki in odhodki</u>

Družba Grand hotel Union,d.d., je v letu 2006 realizirala 3,58 milijarde tolarjev prihodkov, kar je za 18,2 % več kot v letu 2005.
Ustvarjenih je bilo:

- 3,164.233 tisoč SIT prihodkov iz prodaje,
- 16.054 tisoč SIT drugih poslovnih prihodkov,
- 36.920 tisoč SIT finančnih prihodkov
- 362.464 tisoč SIT drugih prihodkov

to je skupaj 3,579.671 tisoč SIT prihodkov.

Posamezne poslovne enote so v letu 2006 dosegle naslednje čiste prihodke od prodaje:

- hotel Business 644,7 milijonov SIT (7,5% povečanje),
- hotel Executive 1.114,4 milijonov SIT, (7,8% povečanje)
- hotel Garni 363,5 milijonov SIT (1,3% povečanje),
- gostinstvo 974,5 milijonov SIT (5,7% povečanje),
- režija 67,1 milijona SIT (6% zmanjšanje).

Primerjava doseženih prihodkov od prodaje v letih 2005 in 2006 je razvidna iz naslednjega grafikona:


¸Čisti prihodki v letih 2005 in 2006 po enotah
1.200.000
1.000.000
800.000
600.000
400.000
200.000
-
v 000 SIT
Business
Executive
Garni
Gostinstvo
Režija
enota
Prihodki 2005
Prihodki 2006

Posamezni obrati so dosegli naslednje prihodke od prodaje:

		v 000 SIT
	leto 2006	leto 2005
Kavarna	21.757	26.185
Kletna restavracija	31.632	9.862
Aperitiv bar	30.729	26.849
Smrekarjev hram	42.676	55.062
Ostalo gostinstvo	712.872	712.872
Gostinstvo Garni	89.805	91.179
GOSTINSTVO SKUPAJ	**974.456**	**922.009**

Prihodki pri obratu Kletna restavracija v letu 2006 niso primerljivi z letom 2005, ker je bil ta obrat v letu 2005 večji del leta zaprt.

Leta 2006 je imela družba Grand hotel Union,d.d., 2,66 milijarde tolarjev stroškov in odhodkov, kar je za 3,4 % več kot v letu 2005. To je razvidno tudi iz naslednje tabele:

v 000 SIT

	2006	2005	ind.06/05
Stroški materiala	413.937	350.457	118,1
Stroški storitev	588.908	538.310	109,4
Stroški dela	1.099.380	1.101.145	99,8
amortizacija	382.470	424.954	90,0